Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Humble Media Group, Inc.
603 MUNGER AVE 217
DALLAS, TX 75202
http://humble.inc

Up to $1,234,997.60 in Common Stock at $0.80
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Humble Media Group, Inc.
Address: 603 MUNGER AVE 217, DALLAS, TX 75202
State of Incorporation: TX
Date Incorporated: July 20, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 18,750 shares of Common Stock
Offering Maximum: $1,234,997.60 | 1,543,747 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.80
Minimum Investment Amount (per investor): $500.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

<u>Combo/Avid Investor Perk</u>

Early Supporter - Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares; 12 months of Humble+; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone);

Early Believer - Invest $1,000+ within the first two weeks and receive 7% bonus shares

Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Guardian" Profile badge on Humble; 12 months of Humble+ for 2; Humble+ Discount code bundle with $500k of discount codes

Early Champion - Invest $2,500+ within the first two weeks and receive 10% bonus shares

"Founder's Circle" membership; Access to Private Investor Group; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Guardian" Profile badge on Humble; 12 months of Humble+ for 2; Humble+ Discount code bundle with $500k of discount codes

Early Guardian - Invest $5,000+ within the first two weeks and receive 12% bonus shares

"Founder's Circle" membership; Humble Founder event; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking Group; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Patron" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

Early Patron - Invest $10,000+ within the first two weeks and receive 15% bonus shares

Promotion of a cause or product of your choice on Humble for 12 months; "Founder's Circle" membership; Humble Founder event, guaranteed to happen at some point in 2024; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking Group; Premium Merchandise; "Insider" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

<u>Amount-Based Perks</u>

Supporter - Invest $500+ and receive merchandise; "Supporter" Profile badge on Humble; 3 months of Humble+

Believer - Invest $1000+ and receive merchandise; "Believer" Profile badge on Humble; 6 months of Humble+

Champion - Invest $5,000+ and receive access to Private Investor Group; Premium Merchandise; "Champion" Profile badge on Humble; 12 months of Humble+; Humble+ Discount code bundle with $500k of discount codes

Guardian - Invest $10,000+ and receive + 5% bonus shares; "Founder's Circle" membership; Access to Private Investor Group; Premium Merchandise; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 2 StartUp Gift boxes for you to share; "Guardian" Profile badge on Humble; 12 months of Humble+ for 2; Humble+ Discount code bundle with $500k of discount codes

Patron - Invest $25,000+ and receive + 10% bonus shares; "Founder's Circle" membership; Humble Founder event; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking

Group; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Patron" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

Insider - Invest $50,000+ and receive + 15% bonus shares; Promotion of a cause or product of your choice on Humble for 12 months; "Founder's Circle" membership; Humble Founder event, guaranteed to happen at some point in 2024; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking Group; Premium Merchandise; "Insider" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<p align="center">The 10% StartEngine Owners' Bonus</p>

Humble Media Group, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonuses.

The Company and its Business

Company Overview

Humble Media Group, Inc. ("Humble" or the "Company") is a corporation organized under the laws of the state of Texas that aims to revolutionize startup education and networking through a unique creator's hub and streaming platform.

The Company's business model consists of a freemium service focused on aspiring entrepreneurs and expert content creators worldwide. Our services, which include a range of educational content and networking opportunities, are offered globally through our online platform. The Company stands out for its mission to replace social media noise with actionable wisdom, its curated and vetted expert content, and its focus on mental well-being in the entrepreneurial journey.

Competitors and Industry

Industry

The ed-tech and professional networking industry is currently experiencing substantial growth. While specific figures for Humble's market are not publicly available, to our knowledge, the industry as a whole is expected to continue growing, driven by increasing demand for accessible and diverse online learning and networking platforms.

Competitors

The Company operates in the competitive ed-tech and professional networking market. Some top competitors include LinkedIn for professional networking and MasterClass for online education. LinkedIn is the industry leader in professional networking, while MasterClass provides high-quality, celebrity-led courses. Despite the competition, Humble differentiates itself by focusing specifically on startup education and mental well-being, offering a platform free from distractions and full of verified expert advice.

Current Stage and Roadmap

Current Stage

Available

Functional, publicly available platform with some products, like membership and consulting support services, available today.

Profit is not a viable metric currently, but marginal cost is lower than marginal revenue.

<u>Pre-Market</u>

Final testing is underway for the channel subscriptions to Creator content.

Creator "cameos" are in development.

Future Roadmap

The Company's efforts for the next few years will be focused on expanding our global reach, enhancing our platform with new features, and launching new services. We plan to introduce several new initiatives over the next 24 months, including:

-Expanded Language Support: Making our content available in multiple languages to cater to a global audience.

-Humble +: Launching a premium subscription tier for deeper engagement with expert creators.

-Marketplace Expansion: Growing our curated marketplace of essential startup tools, with affiliate revenue from product showcases.

-HumbleSwag and HumbleBrag: Developing our brand merchandise line and a unique advertising platform for like-minded brands.

-Creator Commission Model: Innovating our approach to content creation to maintain high quality and expert insights.

These efforts aim to position Humble as a leader in startup education and support while diversifying our revenue streams and enhancing user engagement.

The Team

Officers and Directors

Name: Anthony Charles Lass

Anthony Charles Lass's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, CFO, Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Based on my previous experience of launching startups in the UK and US, I realised there was no central resource for new founders. The stress got to me, even with 20 years of experience, I am changing how people access startup info. Compensation of $120,000 began in August 2023 while working 80 hours per week.

Other business experience in the past three years:

- Employer: Dallas Inc, MIT
  Title: Founder; Adjunct Senior Lecturer
  Dates of Service: May, 2021 - Present
  Responsibilities: Consulting firm that takes an idea to market in 30 days. I created the concept, brand and delivered services to multiple entrepreneurs in the UK and US. I work less than an hour per week at both these positions

Name: Walker Wade Lutringer

Walker Wade Lutringer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Building the internal infrastructure needed to support platform launch, team/company growth.
  Salary: $120,000. Equity package 2%. Work 50 hour per week in this role.

Other business experience in the past three years:

- Employer: Dallas Inc
  Title: Chief Operating Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: Build infrastructure to support client acquisition, client engagement management and ensure positive client outcomes working less than an hour per week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure

generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in the ed-tech and professional networking markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only developed a prototype for our innovative online educational and networking platform, Humble. Delays or cost overruns in the development of Humble and failure of the platform to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in content curation and platform development, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Humble Media Group, Inc. was formed on July 20, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Humble Media Group, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Humble is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may

face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer currently splits time between working for Humble and other companies

The CEO of Humble Media Group, Inc. (Anthony Charles Lass) currently splits his time between managing and operating Dallas, Inc., working as an Adjunct Senior Lecturer for MIT, and Humble. Although Anthony intends to devote more of his time to Humble moving forward, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anthony Charles Lass	10,000,000	Common Stock	84.39%
Anthony Charles Lass	555,918	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,543,747 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,200,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 4,000,000 with a total of 2,308,305 outstanding.

Voting Rights

1 vote per share

Material Rights

The Preferred Stock may be divided into such number of series as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $550,000.00
  Number of Securities Sold: 2,308,305
  Use of proceeds: Capital for building the brand, paying salaries, developing the platform, press, and other initial startup costs
  Date: August 10, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founder's shares issued upon incorporation
  Date: July 21, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: operations
  Date: August 02, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can operate through Q3 2024 as we plan to build and increase costs. For December 2023, it's estimated that $40k will be spent on general operations.

Foreseeable major expenses based on projections:

In marketing, we need to hire someone technical internally and we'll begin advertising. Our ability to continue operating past our projections is based on our current funding availability. We have a minimal team, with most personnel being outsourced contractors. This gives us a lot of flexibility to scale up and down. Our current monthly burn (December 2023) has been based on the founder's monthly investments to reach this point. Those monthly costs are primarily used towards outside staffing, outside professional services, and admin and are not expected to increase unless we expand our marketing efforts and/or speed up our development process.

Future operational challenges:

We've designed the platform to be low-cost to run. Our capital expenditure has been focused on platform development and generating regular revenue, but we need content creators to become enthusiastic and members to buy into our story and business.

Future challenges related to capital resources:

If this crowdfunding offering is successful, we expect to implement our complete business model in the near future to make the business self-sufficient. However, we've also received interest from other funding sources, which will likely need to be explored if this crowdfunding is unsuccessful.

Future milestones and events:

Achieving profitability. Our plan to start generating revenue is below.

Founder Memberships are for sale at $1,200 each

Support services are available from $5k-$25k on a consulting basis

Advertising goes live in January 2024

Humble+ Subscription membership goes live once testing is complete

Creators and Influencers are heavily incentivized to promote their presence on Humble to their network and earn generous bonuses while retaining ownership of their content. Humble transcribes and translates this content into multiple formats and languages

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available, including $250k in cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations, supporting software development, marketing, and content acquisition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are essential for the Company's viability. If we reach our maximum funding goal, 80% of our total funds will come from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate being able to operate for 9 months. This is based on a current monthly burn rate of $30k, covering expenses related to salaries, marketing, and software development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate being able to operate indefinitely. This estimate is based on a revised monthly burn rate of $100k for expenses related to software development, new members of our in-house technical team, and increased marketing efforts. Our spending will increase if we raise more funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is considering additional future sources of capital, including contributions from friends, family, and venture capitalists.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,006,644.00

Valuation Details:

The Company has set its valuation internally, foregoing a formal third-party independent evaluation. This pre-money valuation is calculated on a fully diluted basis, assuming all preferred stock is converted to common stock.

Team Expertise and Track Record:

Leading Humble is a CEO with over 20 years of industry experience, known for escalating businesses to multimillion-dollar revenues. An example of this success is OpenEnergyMarket, which achieved a multimillion-dollar valuation in just four years. This accomplishment is supported by a cohesive and experienced team, which has effectively collaborated for over five years on various successful projects.

Brand Recognition and Domain Assets:

Humble is distinguished by its highly sought-after brand name, recognized in the market. The brand's online presence is bolstered by nearly 50 domain names, each contributing to traffic and audience diversification. This extensive digital footprint highlights Humble's strong brand equity.

Diverse Planned Revenue Streams and Operational Efficiency:

Our business model includes multiple revenue streams, such as merchandise sales, content commissions, advertising, and an affiliate marketplace. Humble operates on a lean model, with creators generating content that we aggregate and promote, ensuring low operational costs. This strategy positions us uniquely in a global market with a Total Addressable Market (TAM) exceeding $100 billion.

https://www.researchandmarkets.com/reports/5439763/mental-health-market-by-disorder-service-and

https://www.pharmiweb.com/press-release/2023-05-18/global-mental-health-market-to-grow-at-a-cagr-of-35-from-2021-to-2030-driven-by-rising-awareness

Endorsements and Initial Investments:

Humble's potential has been acknowledged by early investors, evidenced by a successful $500k fundraising round from friends and family at a $10 million valuation and an investment from the Capital Factory Investment Fund at the same valuation in early 2023. The platform's credibility is further bolstered by multiple press features, including Forbes, and participation with the prestigious MIT Innovation Lab. Our platform already hosts 1,500 creator content pieces for "Season 1," with a fully functional platform in place.

Humble is designed to operate lean and be profitable from launch. Our strong fundamentals, low Cost of Goods Sold (COGS), and control over expansion pace and spending reflect the potential margins for a software platform. The primary capital expenditure for building the brand and platform was covered by the founder, focusing ongoing technology spend on improvement and maintenance. The platform, scalable and capable of handling various content formats and large user numbers, represents an estimated $1 million value.

Our launch membership offers aim for $75k-$100k in first-month revenue with 30-40% margins. We have sufficient runway to operate at the current $45k burn rate for most of 2024 without additional investment, valuing this opportunity and upcoming funding at an estimated $1 million.

The team, working together effectively for five years and overcoming challenges, is estimated at $2 million, reflecting their experience, reputation, and cohesiveness. This is significant, as a large percentage of startups fail due to founder conflicts.

Our COGS are low, with creators incentivized to join and contribute pre-existing content. We curate this into a unique taxonomy and hold rights to any edits, translations, and curation. This combination of low product cost and high user utility is valued at approximately $2 million.

Humble's brand, encapsulating our essence which is reflected in the domain name Humble, Inc. is valued at an estimated $2 million. We've spent two years refining our brand and tone to establish a high-end counter-culture presence, resonating with both experienced and novice entrepreneurs.

The marketplace, featuring 314 products and comprehensive reviews, plus partnerships with various companies, has an estimated $1 million value to the Company. This valuation also considers the goodwill of the marketplace and the premium pricing of our Initial Founder Memberships.

Our audience, comprising ambitious global entrepreneurs with whom we have pre-existing engagement, represents a vast addressable market. We estimate the value of the opportunity to sell multiple products in diverse markets at $1 million, given our multiple revenue streams and low COGS.

Implementation and Customer Acquisition:

As of December 2023, the platform is built to a point where Content creators can autonomously apply and upload their content once approved. 1,500 have been identified and approached for their tone and expertise and have a minimum follower count that supports our growth model.

Until Creators have signed the Partnership agreement, their content cannot be shielded behind a paywall or signup wall. This impacts our ability to charge for subscriptions but is the only remaining hurdle.

Until this point (expected in January 2024) we are offering Founder Memberships at $1,200 to a small number of entrepreneurs who will benefit from large amounts of free access and discounts at the most useful sites and services for launching a startup. They will also receive discounts on Humble merchandise and have their subscription fees waived for life. These Founder Memberships are already live and generating revenue.

Humble Swag (merchandise) is operational, but restricted as we focus on the launch of the subscription services. Once we hit a (to be defined) critical mass, we will hold off on selling merchandise.

In January, we plan to add additional features to the platform and roll them out once testing is complete.

Summary - Value Proposition and Media Company Potential:

Humble's business model focuses on minimal operational and capital costs while maximizing global content value. Our ability to translate and repurpose content for different markets enhances our impact. As a media company, Humble earns commissions from creators, benefiting from content quality without the production burden. Initial funding and support from entities like Capital Factory and MIT underscore our team's strength and our business model's robustness.

In conclusion, based on these strengths, market potential, and supportive environment, Humble believes its pre-money valuation of $10,006,644 is reasonable.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Campaign Marketing
  10.0%
  We will use 10% for marketing the campaign.

- Company Marketing
  30.0%
  30% will go towards marketing the business.

- Research & Development
  13.5%
  We will use 13.5% of the funds raised for market and customer research, new product development, and market testing.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: in-house technical development team and external marketing. Wages to be commensurate with training, experience, and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://humble.inc (http://humble.inc/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/humble

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Humble Media Group, Inc.

[See attached]

HUMBLE MEDIA GROUP INC

FINANCIAL STATEMENTS
FROM INCEPTION ON JULY 20, 2023 TO THE PERIOD ENDED NOVEMBER 1, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Humble Media Group Inc
Dallas, Texas

We have reviewed the accompanying financial statements of Humble Media Group Inc (the "Company,"), which comprise the balance sheet as of November 1, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (July 20, 2023) to November 1, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 29, 2023
Los Angeles, California

HUMBLE MEDIA GROUP INC
BALANCE SHEET
(UNAUDITED)

As of		November 1, 2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	250,090
Total current assets		**250,090**
Total assets	$	**250,090**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		**-**
STOCKHOLDERS EQUITY		
Common Stock		241
Additional Paid in Capital		249,849
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**250,090**
Total liabilities and stockholders' equity	$	**250,090**

See accompanying notes to financial statements.

HUMBLE MEDIA GROUP INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

From Inception on July 20, 2023 until	**November 1, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

HUMBLE MEDIA GROUP INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Additional Paid In | Retained earnings/ | Total Shareholders' |
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Inception date on July 20, 2023	-				
Issuance of Common Stock	2,408,305	$ 241	$ 249,849		$ 250,090
Net income/(loss)	-	-		$ -	-
Balance—November 1, 2023	**2,408,305**	**$ 241**	**$ 249,849**	**$ -**	**$ 250,090**

See accompanying notes to financial statements.

HUMBLE MEDIA GROUP INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

From Inception on July 20, 2023 until		November 1, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts Receivable		-
Accounts Payable		-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of tangible assets		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock		250,090
Net cash provided/(used) by financing activities		**250,090**
Change in cash		250,090
Cash—beginning of year		-
Cash—end of year	$	**250,090**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Humble Media Group Inc was incorporated on July 20, 2023 in the state of Texas. The financial statements of Humble Media Group Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Humble Media Group is a Company that has designed and built an online platform for sharing entrepreneurial content. We connect creators with entrepreneurs so they can learn collaborate and grow. Users have free and premium options available as to how they want to consume the content, and there is a marketplace of useful tools and resources to help launch a startup. We take a subscription fee for premium content, and a percentage of creators' revenue when someone subscribed to their channel. Creators own their contents, which is unusual for immediate entity, but we translate and transcribe their content and provide it in multiple languages around the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of November 1, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $90.

Income Taxes

Humble Media Group Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from subscription fee for premium content on its platform.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 29, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001. As of November 1, 2023, 2,408,305 shares have been issued and are outstanding.

Preferred Stock

The company is authorized to issue 4,000,000 Preferred Shares with a par value of $0.0001. As of November 1, 2023, no Preferred Shares have been issued or are outstanding.

4. DEBT

The Company has no debt outstanding as of November 1, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

<u>Litigation and Claims</u>

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of November 1, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from November 1, 2023 through November 29, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of the planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







Humble is not live or open to the public at this moment.

startengine

Add to Watchlist

GET A PIECE OF HUMBLE

Everything a startup needs, and nothing else.

Humble is a creator's hub and streaming platform— where startup dreams find their guiding light. We're on a mission to replace social media noise with actionable wisdom, supporting ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



humble.
Everything a Startup Needs

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Rising above the noise - Humble intends to be the answer to social media chaos and startup challenges. We provide verified, expert content tailored for ambitious dreamers. No toxicity, no trolling. LinkedIn without the bragging; YouTube without the distractions.
- Leading with experience - Charlie Lass brings success from ViaPost, ControlPoint, and OpenEnergyMarket. As a MassChallenge and Capital Factory mentor; MIT Graduate and Senior Lecturer, his leadership guides our commitment to helping Founders succeed.
- Next-Level Content - With Season 1 limited to just 1,500 vetted expert creators, the insight into how to launch a startup is unique. Aspiring entrepreneurs navigate our comprehensive guide in the way they need, with advice and reviews at every step, in all formats and 8 languages.

Get Equity
$0.80 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$500	$10.01M

THE PITCH

Say Hello to the Startup Education Revolution



humble.
Watch
Read
Listen
A paradigm-shifting platform carefully curating and verifying startup content and resources.

Humble is a paradigm-shifting platform carefully curating and verifying startup content and resources and creating a network of ambitious, knowledgeable people who can collaborate without ego.

In a world obsessed with instant gratification, we like to think of Humble as a one-stop shop for entrepreneurial wisdom that's free of social media noise. We're on a marketing mission, spreading the word about the Humble magic and bringing even more creators onto the red carpet of startup stardom. And that's not all – we're working hard to make sure every bit of content speaks eight languages. That's right, Humble's going global!

We review and pick 1,500 expert creators per "Season" based on their tone, message, expertise and energy. Very few creators make it onto the Humble Platform, but those that do are committed to helping entrepreneurs learn their craft and are able to monetize their knowledge.

Accessible Experts
No Toxicity. No Gimmicks.
Real People. Real Information.
Get the lowdown from professionals.
Not "Influencers"





Rising Instagram Stars Are Posting Fake Content
Is LinkedIn just a job search site with a cringey social media feature?
r/AskReddit
Is LinkedIn a place for the hivemind to circle jerk?
CMV: Social media influencers are overrated and frankly Harmful to Society.

Humble offers a tailored, targeted approach that stands out in a sea of information, and our mission is clear: curb anxiety and guide aspiring entrepreneurs towards real, tangible success.



A Humble Introduction
Share
A
humble.
INTRODUCTION
Watch on YouTube

THE PROBLEM AND OUR SOLUTION

A Future That's as Bright as your Idea

Startup journeys can be treacherous – a landscape where mental health struggles run rampant, information is a maze, and investors bear the brunt of failures. Social media is a jungle, entrepreneurship is an obstacle course, and navigating it all can make even the bravest souls feel like they're lost in a labyrinth. It's no wonder stress, anxiety, and uncertainty thrive. And to make things even more complicated, there is no single resource for aspiring entrepreneurs to get accurate and effective information, according to our research.

Imagine LinkedIn without the bragging and YouTube without distractions? That's what you get from our Humble Creators. They are experts in their field who share their knowledge in a way that empowers and advises, not tears down and distracts. Each Creator goes through an application and vetting process that ensures they are who they say, and know what they are doing.



The Problem
We believe startup journeys can be treacherous --a landscape where mental health struggles run rampant, information is a maze, and investors bear the brunt of failures.
There is no single resource for aspiring entrepreneurs to get accurate information.
50% of entrepreneurs report experiencing some form of mental health challenge, and 30% say that they struggle with depression.
(Source: Forbes)
The primary challenge for entrepreneurs is overcoming the "first" entrepreneurial problem—acquiring the necessary resources.
(Source: Science Direct)
Social media encourages users to focus on the positive aspects of their lives and careers, driving them to place more emphasis on self- promotion rather than growth and learning.
(Source: Harvard Business Review)
Language barriers can be a significant hurdle for entrepreneurs seeking to start or grow their businesses, particularly those from non-English speaking backgrounds.
(Source: Entrepreneur)








I don't know
who to ask?
humble.
there are no
stupid questions

But fear not, Humble is here to save the day (and your sanity) with no-nonsense, BS-free guides to startup success from experienced entrepreneurs who've been through it. Our network is about accessibility, diversity of formats, and spreading wisdom around like confetti (at a startup celebration, of course). Humble curates insights from around the world that cater to every format without the overwhelm. With carefully organized resources and no harmful distractions, we aim to be a guiding compass for startups, improve mental health for founders, deliver better returns for investors, and amplify access for the overlooked.

Our freemium revenue model stands as a cornerstone of our strategy, amplifying the impact and sustainability of Humble. With 5 planned revenue streams, we ensure that Creators are paid properly, Users aren't spending a fortune to learn from the best.

1. Being a free member of the Community offers users exclusive access, while our planned premium tier, Humble +, will provide engagement with with creators, premium content consumption, and discounts on products.
2. Love that Creator and want more? You will be able to commission them directly to answer your most pressing questions.
3. All the tools you need in one place. Our marketplace of 300 products caters to Founders' needs, simplifying and reviewing only the most essential tools for a startup. We expect to generate affiliate revenue from 100% of the showcased tools.
4. Strategy for serving ads from brands that share our mission will provide revenue that can keep the lights on and be removed for Humble+ Members and Investors.
5. HumbleSwag anyone? The Humble brand itself aims to extend to merchandise, with exclusive items available for both gifting and purchase, with the best Founders being part of our HumbleBrag showcase.


One platform with only
Startup information
h.
Curated content for upskilling and self-improvement
Enables creators to monetize their content
Cultivates a positive and supportive environment
Fosters personal and professional development
Promotes engagement without negativity

Our content commissions and advertising strategies exemplify novelty and passion. Creators of high-quality content garner audiences (but without toxic follower counts and likes!) and our unique approach to Creator selection ensures quality over quantity. Humble + users will also soon be able to request custom content from these experts, enhancing our value proposition. In parallel, our advertising platform, HumbleBrag which is not yet monetized, offers a limited number of brands and startups the opportunity to showcase products to our engaged users.

We're proud to be creating a thriving community that fosters innovation and propels a wave of informed, empowered entrepreneurs who are succeeding, but not at the cost of their mental health.


Experience Content
on your terms
Podcasts
Videos
Mindfulness


Articles
SAAS
(In Development)
Monetise your Content

THE MARKET AND OUR TRACTION

Reshaping the Entrepreneurial Ecosystem

Humble addresses a critical gap in the entrepreneurial ecosystem. With 5.4 million new businesses formed in the US in 2021, 30% are projected to fail by 2024, and 50% by 2026 (Source). The startup failure rates of 70% within 10 years for general businesses and 90% for innovative startups (Source) further highlight the urgency. Entrepreneurs also face alarming mental health challenges, making our focus on verified guidance and mental well-being crucial.


The Market
11%
Projected Startup and Entrepreneurship Market CAGR for 2023-2027
374B
Expected Active Global SAAS Market by 2028
131B
Global Mental Wellness Market Size in 2020
49B
Global Workplace Wellness Market Size in 2020
powered by statista

(Source | Source | Source | Source)

Drawing on our founder Charlie's track record, including successful US and UK ventures like ViaPost, ControlPoint, and OpenEnergyMarket, Humble is built on a foundation of proven expertise. Having thrived as a startup mentor for Capital Factory and a finalist at prestigious platforms like MassChallenge and YCombinator, we believe Charlie embodies the kind of visionary leadership that is needed to propel a startup to success.

Despite being a newcomer, we think our strides in 2023 have been nothing short of remarkable. We've verified our mission with 500+ experienced Founders, crafted a compelling brand presence, and fostered a growing community – all vital elements for success. Our industry recognition from influential names like Forbes, DotCom Magazine, Bloomberg, and The Street, MIT and Google lends us credibility and amplifies our visibility.


300
Tools
1500
Creators
500
Founders
FEATURED IN
BENZINGA
CEO WEEKLY
DotCom magazine
yahoo!
Forbes
SAN FRANCISCO POST
CAPITAL FACTORY
MISSION MATTERS
LA WEEKLY
mid-day
GlobeNewswire by notified
TheStreet
Bloomberg
MARKETS INSIDER

Backing our journey is a significant $500,000 friends and family raise in one month, propelling us forward on a path of growth. With a global audience in our sights, our founder's UK citizenship drives our pursuit of worldwide recognition. We've also been accepted into the Capital Factory All Access Fund, Google for Startups launch program and we're poised to accelerate our growth by ramping up marketing efforts to introduce Humble to a wider audience.

WHY INVEST

Join a Humble Revolution



humble.
Experience Content that has Purpose
READ
WATCH
LISTEN
All Resources You Need to Run Your Start-Up

Ready to dive into a world where startup smarts meets mental well-being?

Buckle up, because Humble is reimagining the startup and networking landscape. With a well-curated content haven, a growing community, and a dash of industry recognition, we're not just joining the party – we're leading it. We've got a solid $500,000 friends and family raise under our belt, have joined Austin based Capital Factory Fund and now, we're giving you a front-row ticket to be part of our growth story as the "OnlyFans of business content" or a "truthful TikTok".

Investing in Humble isn't just a financial move; it's a chance to nurture innovation, foster mental well-being, and empower aspiring entrepreneurs and experts. Through strategic partnerships and a strong brand, we're reaching entrepreneurs globally, reducing decision fatigue, and creating a community dedicated to achieving success.

Let's make the startup world a bit more humane, a lot more humble, and a whole lot wiser. It's not just about investing in a platform; it's about investing in a movement that's changing lives, one brilliant idea at a time.



Nurture innovation, foster mental well-being, and empower aspiring entrepreneurs.
humble.

ABOUT

HEADQUARTERS
603 MUNGER AVE 217
DALLAS, TX 75202

WEBSITE
View Site

Humble is a creator's hub and streaming platform— where startup dreams find their guiding light. We're on a mission to replace social media noise with actionable wisdom, supporting aspiring entrepreneurs worldwide.

TEAM

Anthony Charles Lass
Founder, CEO, CFO & Director

Career entrepreneur with multiple exits in the UK and US, obsessed with protecting the mental health of Founders around the world.

In addition to working 80 hours a week in his roles with Humble, Anthony works for Dallas Inc. and as an Adjunct Senior Lecturer for MIT, each approximately an hour per week.



Walker Wade Lutringer
Chief Operating Officer

Executive with P&L, tech infrastructure, and marketing implementation experience. Expertise within biotech, consumer products and technology industries.

In addition to working approximately 50 hours per week for Humble, works as COO for Dallas, Inc. an hour a week.

TERMS

Humble

Overview

PRICE PER SHARE
$0.80

VALUATION
$10.01M

DEADLINE ⓘ
Apr. 30, 2024 at 11:59 PM PDT

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,997.60

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
18,750

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,543,747

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

What is a Equity Offering?

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Early Supporter - Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares; 12 months of Humble+; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone);

Early Believer - Invest $1,000+ within the first two weeks and receive 7% bonus shares

Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Guardian" Profile badge on Humble; 12 months of Humble+ for 2; Humble+ Discount code bundle with $500k of discount codes

Early Champion - Invest $2,500+ within the first two weeks and receive 10% bonus shares

"Founder's Circle" membership; Access to Private Investor Group; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Guardian" Profile badge on Humble; 12 months of Humble+ for 2; Humble+ Discount code bundle with $500k of discount codes

Early Guardian - Invest $5,000+ within the first two weeks and receive 12% bonus shares

"Founder's Circle" membership; Humble Founder event; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking Group; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Patron" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

Early Patron - Invest $10,000+ within the first two weeks and receive 15% bonus shares

Promotion of a cause or product of your choice on Humble for 12 months; "Founder's Circle" membership; Humble Founder event, guaranteed to happen at some point in 2024; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking Group; Premium Merchandise; "Insider" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

Amount-Based Perks

Supporter - Invest $500+ and receive merchandise; "Supporter" Profile badge on Humble; 3 months of Humble+

Believer - Invest $1000+ and receive merchandise; "Believer" Profile badge on Humble; 6 months of Humble+

Champion - Invest $5,000+ and receive access to Private Investor Group; Premium Merchandise; "Champion" Profile badge on Humble; 12 months of Humble+; Humble+ Discount code bundle with $500k of discount codes

Guardian - Invest $10,000+ and receive + 5% bonus shares; "Founder's Circle" membership; Access to Private Investor Group; Premium Merchandise; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 2 StartUp Gift boxes for you to share; "Guardian" Profile badge on Humble; 12 months of Humble+ for 2; Humble+ Discount code bundle with $500k of discount codes

Patron - Invest $25,000+ and receive + 10% bonus shares; "Founder's Circle" membership; Humble Founder event; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking Group; Premium Merchandise Giftbox (Humble Business Book, Investor hoodies and fashion gear; branded microphone); 4 StartUp Gift boxes for you to share; "Patron" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

Insider - Invest $50,000+ and receive + 15% bonus shares; Promotion of a cause or product of your choice on Humble for 12 months; "Founder's Circle" membership; Humble Founder event, guaranteed to happen at some point in 2024; Podcast Interview on Humble's podcast "How to launch a startup without losing your mind"; Access to Private Investor Networking Group; Premium Merchandise; "Insider" Profile badge on Humble; Lifetime subscription to ALL Humble+ content; Humble+ Discount code bundle with $500k of discount codes

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

humble.inc

millions of dreamers

millions of ideas

too much information

too much mis- information

egos

out of this world

it seems like

the end

of reason

scrolling through articles, videos, books, products, deals, reviews, podcasts, blogs, news, case studies, creators and resources…

is impossible

entrepreneurship is hard

the pressure builds slowly

and yet everyone else

"is an overnight success"

at humble.

we know how to launch

your idea

any idea

we know what it takes

we know what it costs

we know the cost of your startup

is not your mental health

believe in your worth

the journey is

tough, tiring, uncertain

but when the going gets tough, the tough stay humble

one place for everything a founder, entrepreneur, creator, dreamer, expert, investor

needs to make their idea real to succeed

to inspire

to find purpose

and freedom

to do it for yourself

anywhere

potentially any language

launching your new idea just got less stressful, less expensive, less risky, less scary

Chase likes on tiktok

chase dreams on humble.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Form 201		
Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	**Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 805151001 07/20/2023 Document #: 1268338450002 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Humble Media Group Inc

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☑ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

United States Corporation Agents, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

C. The business address of the registered agent and the registered office address is:

Street Address:
9900 Spectrum Drive Austin TX 78717

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Charlie Lass**

Address: **603 Munger Ave #217 Dallas TX, USA 75202**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
20000000	☑ A. has a par value of $**0.0001** ☐ B. without par value.	**common**	
4000000	☑ A. has a par value of $**0.0001** ☐ B. without par value.	**Preferred**	

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

(a) The corporation is authorized to issue two classes of shares, each with par value $0.0001 per share, designated "Common Stock" and "Preferred Stock", respectively. The number of shares of Common Stock authorized to be issued is 20,000,000 and the number of shares of Preferred Stock authorized to be issued is 4,000,000.
.

(b) The Preferred Stock may be divided into such number of series as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of the shares of that series.

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:

603 Munger Ave #217
Dallas, TX 75202
USA

Organizer

The name and address of the organizer is set forth below.
LegalZoom.com, Inc.   101 N. Brand Blvd., 11th Floor, Glendale, CA 91203

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Cheyenne Moseley, Asst. Secretary, LegalZoom.com, Inc.

Signature of organizer

FILING OFFICE COPY

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

want to be a Shareholder in humble.?

want to change the way startups, start?

We give wantrepreneurs around the world access to REAL experts that grow their ideas., Not "influencers chasing likes...

chase likes on tiktok, chase dreams on humble.

REGISTER TO INVEST

humble.

HELP US CHANGE THE STARTUP WORLD

LEARN MORE





Accessible Experts
No Toxicity. No Gimmicks.
Real People. Real Information.
Get the lowdown from professionals.
Not "Influencers"
r/AskReddit

VETTED EXPERTS

Watch Trending
24 WAYS TO BUILD A GREAT COMPANY CULTURE
TED
5 STYLES OF LEADERSHIP
Managing Remote Teams
6 TIPS FOR A BETTER WORK-LIFE BALANCE
7 HUMAN RESOURCES BEST PRACTICES
Listen Trending
See All
Akimbo
a podcast from
SETH GODIN
Hello Monday
NO STUPID QUESTIONS
Akimbo
Hello Monday
Hidden Brain
No Stupid Questions

CURATED CONTENT

humble
be kind
be humble
but be a
BEAST.

humble
humble
humble

GLOBAL COMMUNITY

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SEND IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

HUMBLE STARTENGINE FAQ - WWW.HUMBLE.INC

humble.

WE'RE LAUNCHING. EVERYWHERE!



READY TO INVEST AND CHANGE THE STARTUP WORLD?

- LEARN MORE
- CHECK OUT HUMBLE

INVEST WITH AS LITTLE AS $500 IN A ONE OF A KIND RESOURCE FOR ENTREPRENEURS AROUND THE WORLD

WHAT'S HAPPENING @ HUMBLE HQ?

EXPERTS:

WE'RE LAUNCHING OUR SUBSCRIPTION SERVICE TO EXPERTS ON ALL THINGS STARTUP IN FEBRUARY


Accessible Experts
No Toxicity. No Gimmicks.
Real People. Real Information.
Get the lowdown from professionals.
Not "Influencers"
Rising Instagram Stars Are Posting Fake Content
Is LinkedIn just a job search site with a cringey social media feature?
r/AskReddit
Is LinkedIn a place for the hivemind to circle jerk?
CMV: Social media influencers are overrated and frankly Harmful to Society.

HUMBLE SWAG:

LIVE THE HUMBLE LIFE AND SHOW YOU CARE ABOUT MENTAL HEALTH



marketplace\

318 TOOLS FOR ANY FOUNDER, NO MATTER WHAT INDUSTRY.


humble
Content
Entrepreneur
Marketplace
Creator
Swag
More...
Become a Creator
Find the best tools for your business
Save up to $1,000,000+ on the best software to scale your business
Upgrade to Humble+ now
300+ Products
$1mn of Discount Codes
Unlimited Access

BE A PART OF SOMETHING GREAT

www.humble.inc

DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SEND IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

humble.

Feel like egos are taking over?
Fact and fiction blend together?
Want to launch and idea but don't know where to start?

Invest in the Humble solution
No egos, no Elons
Real experts and no BS

Give EVERYONE the knowledge to chase their dreams
Everything a startup needs, and nothing else

Featured In

DotCom magazine · yahoo! · Forbes
SAN FRANCISCO POST · Capital Factory · MIT Massachusetts Institute of Technology
Los Angeles Times · Bloomberg · mid-day
TheStreet · BENZINGA · MARKETS INSIDER

www.humble.inc

humble.

Ready to Change the Startup World?

OUR MISSION IS TO HELP EVERYONE WITH A STARTUP IDEA REALIZE THEIR DREAMS

Humble is a subscription-based content platform for entrepreneurs, wantrepreneurs, and freelancers where all content and experts are vetted.

LETS GO!!!

EGOS TRIP, BUT THE HUMBLE NEVER STUMBLE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SEND IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Sign up now to be the first to hear about new investment opportunities in Humble.

LEARN MORE

WWW.HUMBLE.INC @HUMBLEDOTINC

humble.inc

READY TO CHANGE THE STARTUP WORLD?

No Toxicity. No Gimmicks.
Real People. Real Information.

Get the lowdown from professionals.
Not “Influencers”



humble.

Humble is a content platform and community for entrepreneurs, wantrepreneurs and freelancers.

- Vetted content from real experts
- Marketplace of all the tools you need
- Global community

NO EGOS, NO ELONS AND NO BS


All Resources You Need to Run Your Start-Up
Essentials to Avoid Anxiety, Steer Clear Stress & more
EVERYDAY THINGS

REGISTER TO INVEST

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SEND IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. “RESERVING” SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

FAQ WWW.HUMBLE.INC MORE INFO

humble.

AS A MEMBER OF THE HUMBLE COMMUNITY WE'RE INVITING YOU TO LEARN MORE ABOUT OUR FIRST PUBLIC INVESTMENT ROUND



humble.

LAUNCH

HUMBLE.INC



FAQ's



BE A BEAST, BUT BE HUMBLE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SEND IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.